Mailing Address:
Anthony W. Basch	P.O. Box 27828
804 / 771-5725	Richmond, VA 23261
awbasch@kaufcan.com
Three James Center, 12th Floor
804 / 771-5700	1051 East Cary Street
fax: 804 / 771-5777	Richmond, VA 23219

November 26, 2007

Via Federal Express (Tracking No. 79975736528)

Mark P. Shuman, Esquire

Branch Chief - Legal

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	e-Future Information Technology Inc.
Registration Statement on Form F-3
Filed November 13, 2007
File No. 333-147329

Dear Mr. Shuman:

On behalf of e-Future Information Technology Inc. (the “Registrant”) and in response to the comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Commission”) dated November 20, 2007, we are writing to supply supplemental information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein.

Form 20-F/A

1. Please revise this report to include the certifications required by Rule 13a-14.

The Registrant acknowledges the Commission’s comment. The Registrant has made the requested revision to include the certifications required by Rule 13a-14.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Mark P. Shuman, Esquire

Branch Chief - Legal

November 26, 2007

Form F-3

Incorporation of Certain Information by Reference 10

2. Since you will have filed a revised annual report on Form 20-F/A, you will need to amend this registration statement to incorporate the revised annual report

The Registrant acknowledges the Commission’s comment. The Registrant has made the requested revision to revise the annual report.

Should you have any questions with respect to the above responses, please contact the undersigned.

Sincerely,

/s/ Anthony W. Basch
Anthony W. Basch

cc:	Hugh Fuller, Esquire
Mr. Adam Yan

Enclosures:	Three (3) Copies of Form F-3/A, filed November 26, 2007
Three (3) Copies of Form 20-F/A, filed November 26, 2007